Based on the 2015 Federal Tax Return filed by AHEC.	
Allen Hydro Energy Corporation (AHEC)	
Revenue	$0.00
Cost	$71.88
Net profit	-$71.88
I, Charles E. Campbell, certify that the above numbers are true and accurate.	
Signature: *Charles E. Campbell, Founder & CEO of AHEC*	